EXHIBIT 99.3
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                                                           [GRAPHIC OMITTED]
                                                      [LOGO - ARC ENERGY TRUST]

NEWS RELEASE

NOVEMBER 2, 2006

ARC ENERGY TRUST ANNOUNCES BUDGET
FOR 2007 INCLUDING A $360 MILLION CAPITAL EXPENDITURE PROGRAM
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CALGARY,  NOVEMBER 2, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust"
or "ARC") announced today that its Board of Directors has approved a budget for 2007 which includes a $360 million capital expenditure program.

John Dielwart, ARC's President and CEO, said, "We continue to focus on maintaining our production through internally generated development opportunities. Our asset base provides many low risk, high rate of return opportunities, but this budget provides some building blocks for the future as well. We are allocating capital to several enhanced oil recovery [EOR] and exploration projects that are not expected to increase volumes in the near-term, but are being undertaken to provide future growth opportunities."

HIGHLIGHTS OF THE 2007 BUDGET

     o ARC expects to replace natural production decline volumes from internally generated opportunities through delivering an estimated 11,000 boe/d of new production by year-end 2007
     o Production target of approximately 63,000 boe/d comprised of 32,200 bbl/d of crude oil and NGL's and 185 mmcf/d of natural gas
     o Capital expenditure budget of $360 million, reflecting an approximate 275 gross operated well drilling program (225 net wells)
     o Base operating costs are expected to be relatively flat in 2007, with only a modest increase over 2006. Additional operating costs will be incurred as a result of newly acquired properties and costs associated with new development volumes. On a $/boe basis, operating costs are expected to be approximately $8.95.

CAPITAL PROGRAM
The $360 million capital program is a $10 million decrease over estimated 2006 capital expenditures. We have budgeted for a modest five per cent decrease in the costs of supplies and services in 2007 on the expectation of lower industry utilization rates. Relative to 2006, the primary changes in the budget are:

     o $6.5 million has been allocated to capital projects related to our EOR initiatives. These projects are designed to further our knowledge of our CO2 opportunities in preparation for possible pilot programs in 2008
     o An increase in development drilling capital from $210 million to $230 million. The areas with the largest increases in development drilling are our oil weighted properties in Pembina and Southeast Saskatchewan
     o A $16.5 million reduction in capital allocated to natural gas from coal [NGC] and shallow gas opportunities, relative to the 2006 budget
     o    Increased development in the core oil areas of Redwater and NPCU
     o $4 million has been devoted to developing recently acquired Manitoba acreage in Goodlands and Virden

Based on 2007 budget projections, ARC will operate the drilling of approximately 275 gross wells (110 wells targeting oil and 165 wells targeting natural gas) and approximately 225 net wells including; vertical wells, single leg horizontal wells, multi-leg horizontal wells, injection wells and horizontal re-entries. In our non-operated properties we anticipate our partners will drill approximately 150 gross wells with ARC's share of expenditures being approximately $55 million.

  November 2, 2006
  News Release
  Page 2 of 6
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All ARC core areas have significant opportunities for continued development and growth  with  the  largest  capital  programs  being  focused  on our  northern
Alberta/BC core area. At Dawson, in northeast BC, we expect our drilling program to consist of four horizontal wells and four vertical wells as we look to increase production in this core area. At Ante Creek in northern Alberta, we intend to drill up to ten vertical wells in 2007 as well as construct a 16 km gas gathering system to tie-in production from the north half of this property to an ARC operated gas plant acquired during 2006. There will also be continued focus on the other Northern core holdings in Prestville, Chinchaga, Pouce Coupe, Valhalla and Swan Hills, as well as a new focus on developing exploration plays.

At Redwater, in central Alberta, we plan on drilling six Leduc wells, five Viking wells and two Mannville gas wells. We will also follow up on the successful inactive oil well reactivation program undertaken in 2006.

Throughout ARC's other core areas, numerous development activities will take place. At Pembina, ARC expects to drill up to 46 gross wells and undertake numerous waterflood optimization activities. In central Alberta ARC will pursue further NGC and Viking gas locations in Delburne, as well as various other mid-depth drilling and recompletion opportunities. In southeast Alberta and southwest Saskatchewan, a reduced program of approximately 110 gross wells will be drilled by ARC targeting shallow gas as part of our ongoing multi-year staged development program. In Lougheed, in southeast Saskatchewan, ARC intends to drill four horizontal wells and one horizontal injector. In Oungre, ARC plans to complete four horizontal wells to follow up on 2006 drilling and seismic programs. Elsewhere in southeast Saskatchewan, as many as 12 gross wells will be drilled as part of ARC's continued development of that area.

Major projects on some of our non-operated properties include a 57 gross well infill drilling program at Weyburn and a 10 gross well drilling program at Midale, both of which are oil pools in southeast Saskatchewan that are currently being flooded with CO2.

The budgeted capital expenditures for 2007, by type are:

($ million)                                      2005 (ACTUAL)         2006 (ESTIMATE)         2007 (BUDGET)
Development drilling                                       194                     210                   230
Facilities & pipelines                                      23                      32                    23
Natural gas from coal (NGC)                                  2                      24                    10
Maintenance                                                 13                      18                    19
Optimization                                                 6                      18                    15
Exploration                                                 10                      25                    23
Land                                                         9                      24                    17
Seismic                                                      5                       8                     7
EOR                                                          -                       -                     7
Other                                                        7                      11                     9
                                               --------------------------------------------------------------
Total                                                      269                     370                   360

OPERATED WELLS DRILLED (GROSS)                    2005(ACTUAL)          2006(ESTIMATE)          2007(BUDGET)
Natural gas wells                                          181                     231                   165
Oil wells                                                   69                      74                   110
                                               --------------------------------------------------------------
Total                                                      250                     305                   275

CAPITAL BUDGET BY AREA:
($ million)                                        2005(ACTUAL)         2006(ESTIMATE)          2007(BUDGET)
Northern Alberta and British Columbia                       117                    154                   154
Drayton Valley                                               34                     31                    44
Central Alberta                                              27                     56                    31
Southeast Alberta & Southwest Saskatchewan                   40                     43                    28
Southeast Saskatchewan                                       43                     55                    67
Redwater                                                      -                     17                    20
Corporate                                                     8                     14                    16
                                               --------------------------------------------------------------
Total                                                       269                    370                   360

  November 2, 2006
  News Release
  Page 3 of 6
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The capital  program is subject to change and will be  re-evaluated  both as to the aggregate of expenditures, and type of expenditures during 2007 and accordingly the foregoing provides only the present planning of ARC for 2007 capital expenditures.

PRODUCTION VOLUMES
Target production volumes for 2007 are approximately 63,000 boe/d, which includes an estimate of two per cent downtime for maintenance and unplanned outages. Production is expected to decline to approximately 60,000 boe/d in the second quarter as a result of post breakup declines as well as planned maintenance activities, but should increase in the fourth quarter on the expected success from the capital program to a target 2007 exit rate in excess of 63,000 boe/d. These higher volumes are expected to carry over into the following year providing a strong start to 2008.

The anticipated 2007 volumes do not reflect any additional acquisitions or dispositions. Through the normal course of business, minor acquisitions and dispositions are expected to occur that could impact the forecast volumes.

The current expectations for a moderation in industry activity levels should result in an easing of the cost pressures we have been under for the last two years. We expect minimal increase in ARC's base operating costs. Additional operating costs will be incurred as a result of newly acquired properties and costs associated with new development volumes. Therefore $/boe costs will be approximately $8.95 per boe, up from an estimated $8.40 per boe for 2006.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSE
The oil and gas industry in Canada continues to experience high activity levels, which has created challenges for the industry as the supply of skilled personnel is tight. This has resulted in upward pressure on employee compensation and on the costs of services to the industry. At ARC, we are proud of our highly skilled and capable workforce, consequently we have adjusted our compensation and benefit programs to ensure we remain competitive, which has resulted in an increase in G&A expenses when compared to 2006.

In 2004, ARC replaced its "Trust Unit Incentive Plan" with a new "Whole Unit" Long-Term Incentive Plan (LTIP) as part of its total compensation program. Under the new Whole Unit Plan, participants receive Restricted Units ("RTU") and Performance Units ("PTU"). Each RTU entitles the holder to receive an amount in cash equal to the aggregate current market value of the number of units designated in the award with one-third of the award vesting on each of the first, second and third anniversary dates of the date of the grant. Each PTU entitles the holder to receive on the third anniversary of the date of the grant an amount in cash equal to the aggregate current market value of the number of units designated in the Performance Award multiplied by a performance multiplier that is based on the percentile rank of the Trust's total unitholder return relative to a peer comparison group.

The value of this plan is based on the market price of the underlying trust units in addition to accumulated distributions. A non-cash G&A expense is recorded each period in the statement of income as the liability is accrued. On the anniversary dates of the awards, a cash payment will be made resulting in a reduction in cash flow. Vesting under the current plan will occur in the second and fourth quarters of each year. To the end of the third quarter of 2006, a non-cash G&A expense of $8.4 million had been accrued for the Whole Unit Plan.

The second quarter of 2007 will see the fourth cash payment made under the Whole Unit plan resulting in an increase in the Trust's cash G&A expense when the final third of the 2004 RTU's, the second third of the 2005 RTU's, and the first third of the 2006 RTU's vest. In addition, 2007 will see the first vesting of PTU's. The payout on the PTU's is directly tied to ARC's total return performance compared to its peer group. If ARC's three year total return for the period ending April 15, 2007 is in the bottom quartile, there will be no payment for the PTU's, while if ARC's performance is in the top quartile, the PTU payout will be approximately $8 million, of which approximately $7 million will be reflected in cash G&A. ARC believes that this plan provides better alignment of the interests of employees and unitholders and provides more transparency with regard to the full cost of attracting and retaining a highly skilled workforce.

  November 2, 2006
  News Release
  Page 4 of 6
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
($ million)                                                         2005 (ACTUAL)         2006 (ESTIMATE)         2007 (BUDGET)
Base G&A costs                                                             26,385                  33,700                39,600
Cash costs for Whole Unit Plan (estimated)                                  1,062                   4,200                12,100
                                                               -----------------------------------------------------------------
Total cash costs                                                           27,447                  37,900                51,700
LTIP - non-cash                                                             8,774                  11,300                 4,600
Incentive rights - non-cash                                                 6,525                   2,500                     0
                                                               -----------------------------------------------------------------
Total G&A                                                                  42,746                  51,700                56,300

RISK MANAGEMENT
As part of its overall strategy to provide stable, dependable distributions, ARC has historically entered into a variety of hedging transactions designed to protect against reduced commodity prices and the resulting impact on distributions. Historically, the Trust focused on protection of the downside risk by giving up some or all of the upside potential in the event of commodity price increases. In 2004, commodity prices increased to unprecedented levels which prompted a thorough review of our hedging strategy. In November 2004, the Trust implemented a program of managing the downside risk while allowing for more participation in commodity price increases by making more effective use of purchasing "floors".

For 2007, the Trust has in place protection on both crude oil and natural gas on volumes extending to the fourth quarter with greater volumes on the earlier periods of the year. ARC has entered into positions in both swaps and foreign exchange floors to mitigate ARC's foreign exchange exposure.

ARC'S 2007 RISK MANAGEMENT PORTFOLIO
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OIL                                                              Q1                 Q2               Q3               Q4
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
Volumes (bbl/d) protected with floors and/or put spreads        8,000             8,000             6,000           6,000
Average Premiums (USD/bbl)                                      2.445             2.4381            1.367           1.817
Average Floor Price (USD/bbl)                                   62.50             62.50             58.33           58.33
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
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NATURAL GAS                                                      Q1                 Q2               Q3               Q4
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
Volumes (GJ/d) protected with floors and/or put spreads        50,551             40,000           40,000           13,478
Average Premiums* (CAD/GJ)                                     0.4448             0.0785           0.0785           0.0785
Average Floor Price (CAD/GJ)                                    8.45              7.0625           7.0625           7.0625
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*USING A $1.119 CAD/USD

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FOREIGN EXCHANGE*                                                Q1                 Q2               Q3               Q4
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
Notional USD millions Sales                                       6                 6                 6               6
Average Rate CAD/USD                                           1.1200             1.1200           1.1200           1.1200
Average Rate USD/CAD                                           0.8902             0.8902           0.8902           0.8902
-------------------------------------------------------------------------------------------------------------------------------
Notional USD millions                                             6                 6                 6               6
Average Rate CAD/USD -        Floor owned                  1.1265 (1.0990)   1.1265 (1.0990)   1.1265 (1.0990)      1.1265
                              (Floor sold)                                                                         (1.0990)
Average Rate USD/CAD -        Floor owned                      0.8877             0.8877           0.8877           0.8877
                              (Floor sold)                    (0.9099)           (0.9099)         (0.9099)         (0.9099)
-------------------------------------------------------------------------------------------------------------------------------

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POWER                                                            Q1                 Q2               Q3               Q4
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
Volume (MWh)                                                     20                 20               20               20
Swap Rate                                                      64.6250           64.6250           64.6250         64.6250
===============================================================================================================================

Additional information on ARC's risk management program can be found on our website (www.arcenergytrust.com).

  November 2, 2006
  News Release
  Page 5 of 6
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FUNDING OF THE 2007 CAPITAL PROGRAM
The Trust's current plan is to finance the $360 million capital program through a combination of cash flow, ongoing distribution re-investment proceeds and debt. The exact split will be dependent on commodity prices, operational performance and possible acquisitions.

DISTRIBUTION POLICY
The Trust continually assesses distribution levels, in light of commodity prices, to ensure that distributions are in line with the long-term strategy and objectives of the Trust based on the following guidelines:

     o To maintain a level of distributions that, in the opinion of Management and the Board of Directors, are sustainable for a minimum period of six months. The Trust's objective is to normalize the volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.
     o To ensure that the Trust's payout ratio does not exceed 80 per cent on an annual basis. The Trust believes that at least 20 per cent of cash flow should be reinvested in capital development activities in order to offset, in part, the natural production declines of the Trust's assets over the long-term. Using a minimum 20 per cent of cash flow to fund capital development activities reduces the requirements of the Trust to use debt and equity to finance these expenditures. This may result in 100 per cent of capital development activities being funded with cash flow in a given period depending on the levels of cash flow and capital expenditures. The actual amount of cash flow withheld to fund the Trust's capital expenditure program is dependent on the commodity price environment, operational results, and the factors identified above, and is at the discretion of the Board of Directors.

In order to set distributions to meet the above noted objectives, the Trust maintains an annual cash flow forecast that incorporates actual results of the Trust and market conditions. An annual distribution is determined based on the Trust's objectives of a maximum annual payout ratio of 80 percent, a minimum of 20 per cent of annual cash flow to fund capital expenditures, debt repayments if required and a current minimum annual contribution to the reclamation funds of $12 million. As market conditions change, the forecast is updated to assess whether there should be a change in distribution levels. A change to distributions is proposed only if it is determined that the revised distribution can be maintained for the long-term. If other factors and distribution levels remain the same, the difference in cash flow between estimated and actual results is reflected in the level of cash funded capital expenditures.


Monthly cash distributions for the fourth quarter of 2006 have been set at $0.20 per trust unit subject to review monthly, based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

RECLAMATION FUND
As at September 30, 2006 the Trust's reclamation fund stood at $29 million. The Trust's budget currently incorporates a contribution of $12 million to the fund in 2007 to provide for the eventual abandonment of the Trust's oil and gas properties. For the 2007 fiscal period the Trust plans on withdrawing approximately $6 million from the reclamation fund to spend on ongoing reclamations and well abandonments.

  November 2, 2006
  News Release
  Page 6 of 6
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
DETAILED GUIDANCE -

PRODUCTION                                                    2005 (ACTUAL)         2006 (ESTIMATE)        2007 (BUDGET)
Oil (bbls/d)                                                         23,282                  29,000               28,600
NGL's (bbls/d)                                                        4,005                   4,170                3,600
Gas (mmcf/d)                                                            174                     179                  185
Total (boe/d)                                                        56,254                  63,000               63,000

COSTS AND EXPENSES ($/BOE)                                   2005 (ACTUAL)         2006 (ESTIMATE)         2007 (BUDGET)
Operating costs                                                       6.93                    8.40                  8.95
Transportation costs                                                  0.70                    0.70                  0.70
Cash G&A expenses                                                     1.34                    1.65                  2.25
Non-cash G&A expenses                                                 0.74                    0.60                  0.20
Interest                                                              0.83                    1.35                  1.50
Cash taxes                                                            0.19                    0.02                     -

Weighted average units outstanding including units held                191                     205                   208
for exchangeable shares (millions)

This press release contains forward-looking statements as to the Trust's internal projections, expectations or beliefs relating to future events or future performance, including the Trust's Detailed Guidance for 2007 and the amount and type of 2007 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust ("ARC" or "the Trust"). The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to the production performance of ARC's oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2006 and 2007 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in managements discussion and analysis and ARC's annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.4 billion. The Trust currently produces approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer


                       For further information contact:
                Investor Relations, E-mail: ir@arcresources.com
  Telephone: (403) 503-8600 Fax:     (403) 509-6417    Toll Free 1-888-272-4900

                              ARC Resources Ltd.
               2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9
                            www.arcenergytrust.com